P.E. 12/31/01

1-13634

02012688

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of December 2001

Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: News Release dated 11 December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 11 January 2002

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

TOMKINS

News Release

11 December 2001

Schrader Electronics, part of Tomkins Industrial and Automotive Division, has been awarded a contract to supply remote tyre pressure monitoring systems (" RTPMS") to General Motors light truck platforms.

The contract provides for the supply of RTPMS to future General Motor's North American light truck production and includes Opel and Fiat production in Europe and Isuzu and Subaru production in Japan for vehicles to be sold into the U.S. market. Schrader Electronics already supplies RTPMS to GM's Corvette and Cadillac brands in the U.S.

Schrader Electronics is based in Northern Ireland and is the market and technology leader in remote tyre pressure monitoring systems. The RTPMS allows drivers to monitor their vehicle's tyre pressures by using electronic sensors attached to the tyre valves to transmit pressure data from each wheel to displays on the dashboard or rear view mirror. Such systems will be compulsory on all cars produced in the USA under the TREAD Act and are also being made available by car producers across the world.

David Newlands, Chairman of Tomkins PLC, commented:

"We are delighted that General Motors has selected Schrader for its light truck platforms. RTPMS is likely to become a standard safety feature in all vehicles during the next few years, not just in the USA where it will be compulsory. We anticipate that Schrader's leading technology will enable it to retain its market leader position in this significant new growth market."

-ends-

Enquiries:

Tomkins PLC
Stephen Devany Tel: +44 (0) 20 8877 5153
Head of Corporate Communications

Finsbury
Rollo Head Tel: +44 (0) 20 7251 3801
Charlotte Festing

TOMKINS PLC
EAST PUTNEY HOUSE
84 UPPER RICHMOND ROAD, LONDON SW15 2ST
TEL: +44 (0)20 8871 4544 FAX: +44 (0)20 8877 9700